================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   FORM 11-K

                  Annual report pursuant to section 15(d) of
                      The Securities Exchange Act of 1934


                     For the year ended December 31, 2000


                       Commission file number:  0-18121

                            _______________________


                             MID AMERICA BANK, fsb
                        EMPLOYEES' PROFIT SHARING PLAN
                           (Full title of the plan )



                               MAF BANCORP, INC.
                                 55th & Holmes
                          Clarendon Hills, IL  60514
            (Name of issuer of the securities held pursuant to the
           plan and the address of its principal executive officer)

================================================================================

                             REQUIRED INFORMATION


     Items 1-3. Not applicable.

     Item 4. The Mid America Bank, fsb Employees' Profit Sharing Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

     Financial Statements. Listed below are the financial statements and schedules filed as a part of the annual report:

     (a) Statements of Net Assets Available for Plan Benefits as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years ended December 31, 2000, 1999 and 1998.
     (b) Statements of Net Assets Available for Plan Benefits as of December 31, 2000 and 1999 and the related statement of changes in net assets available for plan benefits for the years ended December 31, 2000, 1999 and 1998, respectively, are hereby incorporated by reference to the Registration Statement on Form S-8 filed by the Mid America Bank, fsb Employees' Profit Sharing Plan (Registration No. 333-65655) with the Securities Exchange Commission on October 14, 1998.

Exhibits

No. 23 - Auditors' consent

                                  SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 26, 2001                            Mid America Bank, fsb
       -------------                            Employees' Profit Sharing Plan


                                                By:  /s/  Michael J. Janssen
                                                     ---------------------------
                                                     Trustee

                       FINANCIAL STATEMENTS AND SCHEDULE

                            MID AMERICA  BANK, fsb
                        EMPLOYEES' PROFIT SHARING PLAN

                                     INDEX
                                     -----


                                                                                              Page
                                                                                              ----
Independent Auditors' Report                                                                    6

Financial Statements:

     Statements of Net Assets Available for Plan
        Benefits at December 31, 2000 and 1999                                                  7

     Statements of Changes in Net Assets Available for Plan Benefits
        for the years ended December 31, 2000, 1999 and 1998                                    8

Notes to Financial Statements                                                                   9

Supplemental Schedule:

     Schedule 1 - Schedule of Assets Held for Investment
        Purposes at December 31, 2000                                                          16

                         INDEPENDENT AUDITORS' REPORT



The Trustees
Mid America Bank, fsb
 Employees' Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Mid America Bank, fsb Employees' Profit Sharing Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2000. These financial statements are the responsibility of the Plan's trustees. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's trustees, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Mid America Bank, fsb Employees' Profit Sharing Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's trustees. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                        /s/ KPMG LLP


May 18, 2001

                            MID AMERICA BANK, fsb
                        EMPLOYEES' PROFIT SHARING PLAN

             Statements of Net Assets Available for Plan Benefits



                                                                                  December 31,
                                                                      -----------------------------------
Assets:                                                                   2000                    1999
                                                                      -----------              ----------
  Investments, at fair value:
     Money market deposit accounts                                    $ 4,003,292               2,534,595
     Certificates of deposit                                            3,067,292               3,130,949
     Mutual funds                                                       6,193,272               5,807,576
     Other common stock                                                         -               1,948,926
     MAF Bancorp, Inc. common stock                                    19,301,871              14,702,377
                                                                      -----------              ----------
                                                                       32,565,727              28,124,423

  Employer's contribution receivable                                    1,020,000                       -
  Accrued interest and dividends                                           70,105                  65,608
  Cash and other assets                                                    19,749                  76,774
                                                                      -----------              ----------
     Net assets available for plan benefits                           $33,675,581              28,266,805
                                                                      ===========              ==========



See accompanying notes to financial statements.

                             MID AMERICA BANK, fsb
                        EMPLOYEES' PROFIT SHARING PLAN

        Statements of Changes in Net Assets Available for Plan Benefits


                                                                  Year Ended December 31,
                                                   ---------------------------------------------------
                                                       2000                1999                1998
                                                   -----------          ----------          ----------
Additions to net assets attributed to:
  Interest income                                  $   279,929             260,581             212,935
  Dividend income                                    1,046,943             829,971             538,606
  Other income                                               -                   -              10,762
                                                   -----------          ----------          ----------
                                                     1,326,872           1,090,552             762,303

Gain (loss) on sale of investments:
  Mutual funds                                           1,859             (37,281)             16,156
  Other common stock                                   335,687             776,383              74,502
  MAF Bancorp, Inc. common stock                         1,305             (27,919)            (15,436)
                                                   -----------          ----------          ----------
                                                       338,851             711,183              75,222

Unrealized appreciation (depreciation) in
  fair value of investments:
    Mutual funds                                      (496,523)            543,152             427,755
    Other common stock                                (639,152)            (66,925)            384,245
    MAF Bancorp, Inc. common stock                   5,082,310          (3,168,192)          1,498,142
                                                   -----------          ----------          ----------
                                                     3,946,635          (2,691,965)          2,310,142

Contributions:
  Employer                                           1,020,000             960,000             800,000
  Employee                                           1,496,422           1,442,553           1,190,484
                                                   -----------          ----------          ----------
                                                     2,516,422           2,402,553           1,990,484

Transfer of assets from merged plan                          -           6,062,898                   -
                                                   -----------          ----------          ----------

    Total additions to net assets                    8,128,780           7,575,221           5,138,151

Deduction from net assets attributed to:
  Benefits paid to participants                      2,719,981           4,454,355           1,005,227
  Administrative expenses                                   23                   -                   -
                                                   -----------          ----------          ----------
                                                     2,720,004           4,454,355           1,005,227

    Increase in net assets available for
      plan benefits                                  5,408,776           3,120,866           4,132,924

Net assets available for plan benefits:
  Beginning of year                                 28,266,805          25,145,939          21,013,015
                                                   -----------          ----------          ----------
  End of year                                      $33,675,581          28,266,805          25,145,939
                                                   ===========          ==========          ==========

See accompanying notes to financial statements.

                             MID AMERICA BANK, fsb
                        EMPLOYEES' PROFIT SHARING PLAN

                         Notes to Financial Statements

                       December 31, 2000, 1999 and 1998


(1)  Description of Plan

     The following description of the Mid America Bank, fsb Employees' Profit Sharing Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General

     The Plan is a defined contribution plan with a 401(k) salary deferral option. All employees of Mid America Bank, fsb (the "Company") are eligible to participate in the salary deferral portion of the Plan. Employees who have completed one year of service and are age twenty-one or older are eligible to receive employer matching and discretionary contributions under the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Merger

     On December 31, 1998, Westco Bancorp, Inc. was merged with and into MAF Bancorp. Concurrently, First Federal Savings and Loan Association of Westchester ("First Federal") was merged into the Company and the Company became the plan sponsor for the First Federal Savings of Westchester Profit Sharing Plan. The net assets of the First Federal Savings of Westchester Profit Sharing Plan, $6,062,898, were merged into the Plan on April 29, 1999. All former First Federal participants who were employees on January 1, 1999 became active participants as of such date. A year of service includes any period or periods previously credited to employees under the First Federal Savings of Westchester Profit Sharing Plan. All participants' balances from the merged plan are 100% vested.

     Contributions

     Each year the Plan participants may contribute up to 10% of their annual compensation as a voluntary after-tax contribution. In addition, all employees are allowed to defer up to 15% of their pre-tax income as 401(k) contributions. Under a change effective for 1999, the Company will make mandatory contributions equal to 35% of a participant's salary deferral amount, up to maximum match of $1,200, for those 401(k) plan participants eligible to receive employer matching contributions. Previously, each year the Company made matching contributions equal to 35% of the first 4% of salary deferral up to $30,000 annual salary cap and for salary in excess of $30,000 the match was 25% of the first 2% deferral for 401(k) plan participants who had met the service requirements.

                             MID AMERICA BANK, fsb
                         EMPLOYEES PROFIT SHARING PLAN

                   Notes to Financial Statements - Continued



   Participant Accounts

   Each participant's contribution account is credited with the participant's contribution and an allocation of earnings. Each participant's Company contribution account is also credited with an allocation of the Company's contribution and forfeitures of terminated participants' nonvested assets, subject to federal rules governing employer contributions to qualified plans. Allocation of the Company's contribution and forfeitures of terminated participants' accounts are based on the ratio that each participant's eligible compensation for the Plan year bears to the total eligible compensation of all participants for the Plan year. The benefit to which a participant is entitled is the benefit that can be provided from the participant's accounts.

   Vesting

   Participants are immediately vested in their pre-tax contributions, their voluntary after-tax contributions, rollover contributions and merged plan accounts plus actual earnings thereon. Vesting in the employer matching and employer discretionary contribution accounts is based on years of service as follows: Less than 3 years - 0%; 3 years - 20%; 4 years - 40%; 5 years - 60%; 6 years - 80%; 7 years or more - 100%.

   Investment Options

   Upon enrollment in the Plan, a participant may direct employee contributions in any of eight investment options.

          Certificates of Deposit.   The Mid America Bank certificate of deposit
          -----------------------
          product offers a return equal to a market interest rate that changes every six months. This investment is insured by the Federal Deposit Insurance Corporation ("FDIC"), up to applicable limits.

          MAF Bancorp Stock. Investing in common stock represents an investment
          -----------------
          in a company by which a person becomes a part owner of that company. The only direct common stock investment that may be made with employee contributions is an investment in the common stock of MAF Bancorp.

          American Funds. The mutual funds offered to participants are all part
          --------------
          of the family of funds known as the American Funds. Mutual funds are a collection of various stocks and/or bonds, the type of which are determined based on the objective of each mutual fund.

          A brief description of each fund follows:

          Growth Fund of America. This fund seeks to provide long-term growth of
          ----------------------
          capital through a diversified portfolio of common stocks. The fund invests wherever the best growth opportunity may be, including cyclical companies, depressed industries, turnaround and value situations, and companies that appear to offer superior opportunities for long-term growth. The fund may invest 10% of assets in securities of issuers domiciled outside the United States.

                             MID AMERICA BANK, fsb
                         EMPLOYEES PROFIT SHARING PLAN

                   Notes to Financial Statements - Continued


          Washington Mutual Investors Fund. This fund seeks to provide current
          --------------------------------
          income and the opportunity for growth of principal consistent with sound common stock investing. The fund only invests in stocks of U.S. companies that meet strict standards including those companies that have paid dividends in 9 of the past 10 years, and will not invest in alcohol or tobacco stocks. The fund focuses on larger capitalized companies and seeks to be at least 95% invested in equity-type securities at all times.

          Income Fund of America. This fund seeks to provide current income and,
          ----------------------
          secondarily, growth of capital though a flexible mix of equity and debt instruments. These instruments include common and preferred stocks, straight debt securities, U.S. government securities, cash and equivalents. The fund normally maintains at least 65% of assets in income-producing securities and may invest up to 15% of assets in equities of non-U.S. companies.

          Cash Management Trust of America. This is a money market account that
          --------------------------------
          seeks to provide income on cash reserves, while preserving capital and maintaining liquidity, through high quality money market instruments. These instruments include commercial paper and cash, government agency securities, certificates of deposit, and banker's acceptances.

          New Perspective Fund. This fund seeks to provide long-term growth of
          --------------------
          capital through investments all over the world, including the United States. The fund primarily consists of the common stocks issued by blue chip companies emphasizing a multi-national or global presence. The fund managers focus on opportunities generated by changes in global trade patterns and economic and political relationships. These securities involve special additional risks that may include, but are not limited to, currency risk, political risk, risks associated with varying accounting standards, and the possible lesser liquidity of these markets. The fund may invest 100% of assets outside the United States.

          Bond Fund of America. This fund's objective is to provide as high a
          --------------------
          level of current income consistent with the preservation of capital through investing primarily in intermediate to long-term fixed income securities. A total of 60% of the fund's investments must be in straight debt securities rated A or better, at the time of purchase, including corporate bonds, U.S. government securities, and money market instruments. The remaining 40% of assets may be in other fixed-income debt securities, including lower rated issues and non-U.S. issuers.

     Payment of Benefits

     On termination of service participants may elect to leave the funds in the plan until age 70 1/2 or receive either a lump-sum amount equal to the value of their vested account or installments.

(2)  Summary of Significant Accounting Policies

     Basis of Presentation

     The accompanying financial statements have been prepared on the accrual basis of accounting.

                             MID AMERICA BANK, fsb
                         EMPLOYEES PROFIT SHARING PLAN

                   Notes to Financial Statements - Continued


     Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's trustees to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Valuation of Investments

     Investments in mutual funds and common stock are stated at fair value as determined by reference to quoted market prices. Money market deposit accounts and certificates of deposit are stated at face value plus accrued interest which has not been transferred from the accounts which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Realized gains and losses on sales are computed using the specific identification method.

     The change in the difference between fair value and the cost of investments for each year is reflected in the statement of changes in net assets available for plan benefits as unrealized appreciation or depreciation in fair value of investments.

(3)  Income Taxes

     The Internal Revenue Service has determined and informed the Company by a letter dated March 28, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(4)  Administrative Expenses

     The Company generally pays the administrative expenses of the Plan.

(5)  Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

                             MID AMERICA BANK, fsb
                         EMPLOYEES PROFIT SHARING PLAN

                   Notes to Financial Statements - Continued

(6)  Transactions With Parties-in-Interest

     The following table summarizes the balances related to transactions of the Plan with the Company.


                                                                            At or for the
                                                                       Year Ended December 31,
                                                            ---------------------------------------------
                                                               2000              1999             1998
                                                            -----------       ----------       ----------
       Money market deposit account                         $ 4,000,839        2,022,191          739,290
       Certificates of deposit                                3,067,292        3,130,949        2,852,911
       MAF Bancorp, Inc. common stock                        19,301,871       14,702,377       14,535,680
       Interest income on money market deposit
             account and certificates of deposit                279,929          260,581          212,935
       Dividend income from MAF Bancorp, Inc.                   267,361          237,936          133,338
              stock
       Contributions to the Plan                              1,020,000          960,000          800,000
                                                            ===========       ==========       ==========


(7)  Investments

     The Plan adopted the American Institute of Certified Public Accountants' Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-3) in 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's financial statements.

     As of December 31, 2000 and 1999, the Plan held the following investments which comprised 5% or more of the Plan's net assets, at fair value:

                                                                                  December 31,
                                                                          ----------------------------
                                                                             2000             1999
                                                                          -----------      -----------
        Mid America Bank, fsb certificate of deposit                      $ 2,007,533      $ 2,132,688
        MAF Bancorp, Inc. common stock                                     19,301,871       14,702,377
        Mid America Bank, fsb money market account                          4,000,839        2,022,191
        American Mutual Funds:
          Washington Mutual Investors Fund                                  2,123,197        1,894,933
          Growth Fund of America                                            2,112,042        1,883,268
          New Perspective Fund                                                      *        1,703,643

     * Balance does not exceed 5% of the fair value of the Plan's net assets.

                             MID AMERICA BANK, fsb
                         EMPLOYEES PROFIT SHARING PLAN

                   Notes to Financial Statements - Continued

(8)  Non-participant - Directed Investments

     Information about the net assets and the significant changes in net assets relating to the non-participant - directed investments is as follows:

                                                            December 31,
                                                     -------------------------
                                                         2000          1999
                                                     -----------    ----------

          Assets:
          Investments, at fair value:
              Money market deposit account           $ 4,003,292     2,534,595
              Certificates of deposit                  1,059,759       998,261
              Other common stock                               -     1,948,926
              MAF Bancorp, Inc. common stock           8,017,090     5,971,376
                                                     -----------    ----------
                                                      13,080,141    11,453,158

          Employer's contribution receivable           1,020,000             -
          Accrued interest and dividends                  70,105        65,608
          Cash and other assets                           19,749        76,774
                                                     -----------    ----------
                                                     $14,189,995    11,595,540
                                                     ===========    ==========

                             MID AMERICA BANK, fsb
                         EMPLOYEES PROFIT SHARING PLAN

                   Notes to Financial Statements - Continued

                                                                         Year Ended December 31,
                                                           --------------------------------------------------
                                                              2000                1999                1998
                                                           ----------          ----------           ---------
Additions to net assets attributed to:
  Interest income                                          $  133,802             129,987              94,105
  Dividend income                                             183,443             145,819              99,573
  Other income                                                      -                   -              10,762
                                                           ----------          ----------           ---------
                                                              317,245             275,806             204,440

Gain (loss) on sale of investments:
  Other common stock                                          335,687             776,383              74,502
  MAF Bancorp, Inc. common stock                                1,453             (32,106)                (85)
                                                           ----------          ----------           ---------
                                                              337,140             744,277              74,417

Unrealized appreciation (depreciation) in
  fair value of investments:
    Other common stock                                       (639,152)            (66,925)            384,245
    MAF Bancorp, Inc. common stock                          2,114,963          (1,540,552)            790,545
                                                           ----------          ----------           ---------
                                                            1,475,811          (1,607,477)          1,174,790

Contributions:
  Employer                                                  1,020,000             960,000             800,000
  Employee                                                     16,165              39,309              26,267
                                                           ----------          ----------           ---------
                                                            1,036,165             999,309             826,267

    Total additions to net assets                           3,166,361             411,915           2,279,914

Deduction from net assets attributed to:
  Benefits paid to participants                               567,434             828,848             348,241
  Administrative expenses                                          23                   -                   -
                                                           ----------          ----------           ---------
                                                              567,457             828,848             348,241

Transfers to participant directed
  investments                                                  (4,449)            (18,267)             (9,356)
                                                           ----------          ----------           ---------

    Increase (decrease) in net assets
      available for plan benefits                           2,594,455            (435,200)          1,922,317
                                                           ==========          ==========           =========

                                                                      Schedule 1
                                                                      ----------


                             MID AMERICA BANK, fsb
                        EMPLOYEES' PROFIT SHARING PLAN

                Schedule of Assets Held for Investment Purposes
                               December 31, 2000


                                                       Number       Maturity      Interest                        Current
         Identity of Issue                           of Shares       Date           Rate          Cost             Value
         -----------------                           ---------     --------       ---------     ---------        ---------
Money market deposit accounts:
   Mid America Bank, fsb*                                 N/A           N/A         5.22%      $4,000,839        4,000,839
   Tucker Anthony Money Market Account                    N/A           N/A         5.76            2,453            2,453
                                                                                               ----------       ----------
                                                                                               $4,003,292        4,003,292
                                                                                               ==========       ==========
Certificates of deposits:
   Mid America Bank, fsb*                                 N/A       6/30/01         7.25       $2,007,533        2,007,533
   Mid America Bank, fsb*                                 N/A      12/02/05         6.25          537,212          537,212
   Mid America Bank, fsb*                                 N/A      12/02/05         6.11          522,547          522,547
                                                                                               ----------       ----------
                                                                                               $3,067,292        3,067,292
                                                                                               ==========       ==========
American Mutual Funds:
     Washington Mutual Investors Fund                  73,138           N/A          N/A        1,831,451        2,123,197
     Growth Fund of America                            77,993           N/A          N/A        1,518,680        2,112,042
     Income Fund of America                            20,692           N/A          N/A          321,882          329,832
     New Perspective Fund                              66,923           N/A          N/A        1,362,145        1,609,506
     Cash Management Trust                              1,270           N/A          N/A            1,270            1,270
     Bond Fund of America                               1,362           N/A          N/A           17,857           17,425
                                                                                               ----------       ----------
                                                                                               $5,053,285        6,193,272
                                                                                               ==========       ==========

Common stock - MAF Bancorp, Inc.*                     677,259           N/A          N/A       $3,089,250       19,301,871
                                                                                               ==========       ==========


____________________________
N/A - Not applicable

* Asterisk denotes an investment in an entity which is a "party-in-interest" as defined by ERISA.

See accompanying independent auditors' report.